919 Third Avenue

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(212) 756-2000

fax (212) 593-5955

www.srz.com

April 6, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:                               Aeroflex Holding Corp.

(Registration Statement on Form S-1)

Ladies and Gentlemen:

On behalf of Aeroflex Holding Corp. (the “Registrant”), we hereby transmit a Registration Statement on Form S-1 for filing in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Registrant.  We note that the Registrant is the parent company of Aeroflex Incorporated, which is an existing public company, having had a registration statement declared effective under the Securities Act on January 21, 2009 (Commission File No. 333-156061), and which has been a filer under the Securities Exchange Act of 1934, as amended, since such time.  Aeroflex Holding Corp. is a holding company with no separate business or operations.  All of its operations are conducted through Aeroflex Incorporated.

We also note that the appropriate filing fee was previously sent by the Registrant to the Commission by wire transfer.

If you have any questions concerning the foregoing, please do not hesitate to contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (212) 756-2497.

Sincerely,

/s/ James Nicoll

James Nicoll

cc:  John Adamovich, Jr.

Senior Vice President, Chief Financial Officer and Secretary

Aeroflex Holding Corp.

Michael R. Littenberg, Schulte Roth & Zabel LLP